Management Discussion and Analysis
For
Golden Goliath Resources Ltd.

For the Quarter ended November 30, 2011

The following management discussion and analysis has been prepared as of February 28, 2012. The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed interim consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the first quarter ended November 30, 2011 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During December 2011 the Company signed the final Earn-in and Shareholders Agreement with AgnicoEagle Mines Limited (“Agnico”) (NYSE: AEM) (TSX: AEM) for the exploration and development of the Company’s Las Bolas/Los Hilos property (see map).

During the first quarter, preliminary work continued on the Nopelera property including to the date hereof with a focus on mapping and sampling all outcrops, road building and rehabilitation of old adits.

Las Bolas Property

During the fiscal year ended August 31, 2011 the Company completed its drilling program on the las Bolas/Los Hilos property and then worked with the legal team from Agnico the final agreement for the Las Bolas property option and joint venture. During December 2011 the Company signed the final Earn-in and Shareholders Agreement with Agnico for the exploration and development of the Company’s Las Bolas/Los Hilos property (see map). Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.

The Company views this agreement as an important milestone.

Nopalera Property

During the quarter ending November 30, 2011, the Company continued field work on its 100% owned Nopalera property. This work was designed to develop specific drill targets to be tested in 2012. Nopalera is a large claim which adjoins the Los Hilos claims on the west side. Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo. The Orisyvo claims are contiguous to the Nopalera property on its south east corner. Fresnillo has released documents showing that Orisyvo has a resource of at least 9.2 million ounces of gold. Fresnillo’s sister company Peñoles has also surrounded the Golden Goliath claims with their own staking. This has led to the development of what is essentially an area play with three major companies, Frenillo, Peñoles and Agnico and one junior company, namely Golden Goliath. The Company believes that Nopalera has a geologic setting, stratigraphic interval and pathfinder distribution pattern which indicates that gold mineralization may lie at depth. These characteristics are also very similar to those believed to be present at the Orisyvo.

Work on Nopalera during the quarter included geological mapping, sampling, and analysis of clay alteration minerals using the Company’s Terraspec apparatus, as well as the construction of new access roads.

The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Other Properties

Throughout the quarter ended November, 2011, the Company did not perform any significant work on its other properties. With work on the Las Bolas and Los Hilos properties being conducted by Agnico, the Company is looking forward to focusing on some of these other properties.

Results of Operation

For the quarter ending November 30, 2011, the Company incurred a comprehensive loss $218,993 compared to $175,537 for the quarter ending November 30, 2010 and $362,630 for the previous fiscal quarter. The significant differences between these periods include:

A write down of mineral property exploration costs of $118,769 in the fourth quarter of 2011 compared to nil in the other quarters under review.

Revenue was higher in the fourth quarter of 2011 due to the receipt of option payments totalling $55,843 consisting of cash and shares for the CityplaceCorona and El Chamizal option agreements.

Consulting fees increased $15,876 during the past quarter compared to last year due to the Company retaining corporate development expertise.

Wages and benefits were higher this year compared to last due to the hiring of local labour in Mexico.

As of August 31, 2011, deferred exploration and evaluation asset costs totalled $9,163,540 compared to $8,981,467 at August 31, 2011. During the quarter, the Company’s exploration work focussed on its Nopalera property where a total of $87,441 was spent.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS or Canadian Generally Accepted Accounting Principles ( “CGAAP”).

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share
November 30, 2011 (IFRS)	6,806	218,993	0.00
August 31, 2011 (CGAAP)	64,204	362,630	0.01
May 31, 2011 (CGAAP)	6,309	205,464	0.00
February 28, 2011 (CGAAP)	367	277,529	0.01
November 30, 2010 (IFRS)	2,727	175,537	0.00
August 31, 2010 (CGAAP)	3,989	274,176	0.01
May 31, 2010 (CGAAP)	5,010	689,676	0.01
February 28, 2010 (CGAAP)	443	262,720	0.00

NOTE: The revenue relates to interest earned, except for the fourth of quarter of 2011 when the Company received option payments consisting of cash and shares totalling $55,843. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $2,316,100 at November 30, 2011 compared to $2,713,392 at August 31, 2011. The Company’s cash and short-term investment position at November 30, 2011 was $2,336,437.

In the third quarter of 2011, the Company accelerated the expiry of various share purchase warrants and agents warrants issued pursuant to a private placement completed in January and February 2010. A total of 10,885,942 warrants were exercised during the year at a price of $0.25 resulting in a total of $2,721,486 being added to the Company’s working capital.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured with no specific terms for repayment.

Key Management Compensation

THREE MONTHS ENDED NOVEMBER 30

	2011	2010
Management fees	$ 30,000	$ 30,000
Consulting fees	15,000	15,000
Wages and benefits	9,550	10,272
Total	$ 54,550	$ 45,272

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel are management and consulting fees and are directly related to their position in the organization.

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

During the three months ended November 30, 2011, the Company paid $9,148 (2010 - $12,056, 2009 - $11,426) in respect of office and administration costs to a management company controlled by a director of the Company.

b)

Due from related party consist of $90 (2010 - $1,210, 2009 - $nil) due from companies controlled by directors. Accounts receivable include $61 (2010 - $575) due from a director.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values. Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

The Company’s financial statements for the year ending August 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was September 1, 2010 (the “Transition Date”). IFRS 1 requires first time adopters to retrospectively apply all the effective IFRS standards as of the reporting date of August 31, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to the transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

The Company has applied the following exemptions to its opening statement of financial position dated September 1, 2010:

a)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after September 1, 2010. There is no adjustment required to the September 1, 2010 statement of financial position on the transition date.

b)

Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.

c)

Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

d)

Decommissioning Liabilities

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As a result, the Company has re-measured the provisions at March 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and determined that there is no adjustment required to the September 1, 2010 statement of financial position on the transition date.

e)

Financial Instruments

The Company has elected to designate its cash and cash equivalents as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis. This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under Canadian GAAP and recorded at fair value.

17. FIRST TIME ADOPTION OF IFRS (Continued)

f)

Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under Canadian GAAP. The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.

g)

Exploration and Evaluation

The Company will maintain its current policy and will continue to capitalize all costs related to project costs. In accordance with IFRS 6, this permits the inclusion of general administrative costs as long as these are related to the project; this is consistent with current treatment under Canadian GAAP. In accordance with IFRS, the Company has elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated September 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of September 1, 2010 are consistent with its GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS has resulted in reclassifications in the Company’s reported financial position as at September 1, 2010, November 30, 2010 and August 31, 2011. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of financial position for November 30, 2010 and August 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below.

a)

Reclassification Within Equity

IFRS requires an entity to present for each component of equity, reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “Contributed Surplus” and “Accumulated Other Comprehensive Loss” accounts and concluded that as at the Transition Date, the balance of $2,061,321 (September 1, 2010 - $2,061,321; August 31, 2011 - $1,980,798) relates to “Share-based Payments Reserve” and the Accumulated Other Comprehensive Loss of $9,375 (September 1, 2010 $NIL; August 31, 2011 – $9,375) relates to the decrease in the value of marketable securities held. The amounts in “Contributed Surplus” and “Accumulated Other Comprehensive Loss” have been reclassified to “Reserves” in the statement of financial position.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the metal prices move so to does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of November 30, 2011 and the date hereof, an aggregate of 92,216,445 common shares were issued and outstanding.

The Company had no warrants outstanding as of November 30, 2011.

As of November 30, 2011, the Company had 4,700,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.38 years at a weighted average exercise price of $0.27.

Subsequent to the quarter, the Company granted 4,040,000 stock options with a five-year life and an exercise price of $0.25.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP. The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.